SUB-ITEM 77E:  LEGAL PROCEEDINGS

Several lawsuits have been filed relating to Hussman Strategic Growth Fund's investment in Tribune Company common stock in connection with Tribune Company's Chapter 11 bankruptcy. The lawsuits stem from a leveraged buyout by which Tribune Company converted to a privately-held company in 2007. Hussman Strategic Growth Fund ("HSGFX") was named as a defendant in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware in 2010. That action was subsequently transferred to the U.S. District Court for the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation, and Marc S. Kirschner, the Litigation Trustee for the Tribune Litigation Trust, became successor plaintiff to the Creditors Committee on December 31, 2012, the effective date of Tribune Company's plan of reorganization. The registrant and HSGFX were also named as defendants in a lawsuit filed by the indenture trustees of certain noteholders of Tribune Company in the U.S. District Court for the Southern District of Ohio in 2011. HSGFX and Hussman Strategic Advisors, Inc. (the "Adviser") were named as defendants in a similar action in the U.S. District Court for the District of Maryland in 2011. Both of those actions have been transferred to the U.S. District Court for the Southern District of New York for coordinated proceedings with many other similar lawsuits brought by individual creditors against former Tribune Company shareholders and the action currently prosecuted by the Tribune Litigation Trustee. The registrant, HSGFX, and the Adviser may also be putative defendant class members in some of these actions. The plaintiffs in all these lawsuits seek to recover amounts paid to shareholders of Tribune Company in connection with the leveraged buyout, plus interest and attorneys' fees and expenses.

An omnibus motion to dismiss the actions filed by the individual creditors (but not the action prosecuted by the Litigation Trustee for the Tribune Litigation Trust) was filed in November 2012. On September 23, 2013, the U.S. District Court Judge issued a decision and order dismissing those actions in full. The plaintiffs in those actions have appealed that decision to the U.S. Court of Appeals for the Second Circuit and certain shareholder defendants, including the registrant, cross-appealed. Briefing on the appeal and the cross-appeal was completed on April 25, 2014, and oral argument was held on November 5, 2014.  The Second Circuit has yet to issue a decision.

On August 2, 2013, with the District Court's permission, the Litigation Trustee filed an amended complaint that named HSGFX as one of the class representatives for the putative class of shareholder defendants. The Court issued a protocol regarding a global motion to dismiss on behalf of all shareholder defendants on April 24, 2014.  Briefing on the global motion to dismiss was completed on July 3, 2014.  No date for oral argument has been set.

The lawsuits allege no misconduct by the registrant, HSGFX, or the Adviser, and all such entities intend to defend themselves vigorously in the lawsuits. If the lawsuits were to be decided or settled in a manner adverse to HSGFX, the payment of such judgments or settlements could adversely affect HSGFX's net asset value per share. The adverse impact to HSGFX is not expected to exceed materially the value of the proceeds received by HSGFX in connection with the leveraged buyout, which was $29,432,814 (which constitutes, as of December 31, 2015, approximately 4.9% of HSGFX's net assets), plus interest.